RSE COLLECTION, LLC

250 Lafayette Street, 2nd Floor

New York, NY 10012

October 20, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.: Scott Anderegg

Re:RSE Collection, LLC
Amendment Withdrawal (1-A-W)
Post-Qualification Amendment No. 25
Filed March 29, 2021
File No. 024-10717

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, we hereby respectfully request the immediate withdrawal of the above-captioned Post-Qualification Amendment to the offering statement on Form 1-A (File No. 024-10717) of RSE Collection, LLC, a Delaware series limited liability company (the “Company”), and all exhibits thereto (collectively, the “Amendment”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 29, 2021.

The Company is requesting the Commission’s consent to the withdrawal of the Amendment, as it was filed in reference to a number of securities that the Company has submitted for qualification under a subsequently filed offering statement on Form 1-A (File No. 024-11584), as amended.  The Company hereby represents to the Commission that no securities have been sold under the Amendment.

Please forward copies of the order consenting to the withdrawal of the Amendments to Max Niederste-Ostholt via email at max@rallyrd.com, with a copy to the Company’s securities counsel, Lori Metrock at lmetrock@maynardcooper.com.

Very truly yours,

/s/ George J. Leimer

Chief Executive Officer of RSE Markets, Inc.,

the sole member of Rally Holdings LLC,

the Managing Member of RSE Collection Manager, LLC,

the Managing Member of RSE Collection, LLC

cc:

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Lori B. Metrock, Esq., Maynard, Cooper & Gale, P.C.